

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

July 30, 2007

<u>Via Facsimile (202) 293-6330 and U.S. Mail</u>

Janet T. Geldzahler
Sullivan & Cromwell LLP
1701 Pennsylvania Avenue, NW
Washington, DC 20006-5805

Re: Ceridian Corp.
PREC14A filed on July 24, 2007 by Pershing Square, L.P. *et al.*
DFAN14A filed on July 12, 2007
DFAN14A filed on July 5, 2007
DFAN14A filed on June 13, 2007
DFAN14A filed on May 14, 2007
DFAN14A filed on May 3, 2007
DFAN14A filed on March 13, 2007
DFAN14A filed on March 9, 2007
DFAN14A filed on March 8, 2007
DFAN14A filed on February 5, 2007
DFAN14A filed on January 23, 2007
DFAN14A filed on January 23, 2007
DFAN14A filed on January 18, 2007
SEC File No. 1-15168

Dear Mr. Geldzahler:

The staff in the Office of Mergers and Acquisitions has conducted a limited review of the filings listed above. Please understand that the purpose of our review process is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.

All defined terms used in this letter have the same meaning as in the proxy statement, unless otherwise indicated. All page references refer to the courtesy copy of the consent solicitation statement you provided. Feel free to contact me at the phone number listed at the end of this letter with any questions about these comments or your filings generally.

General

1.   On a supplemental basis, please provide support for the factual assertions you
        make throughout the proxy statement. This may consist of references to the
        periodic reports or other filings in which the cited information appears, articles or
        other sources provided to us, or any other independent sources substantiating the
        statements you make. As an example of the kinds of factual assertions for which
        you should provide support, see the bullet points on the page directly before the
        table of contents.

2.   Item 5 of Schedule 14A requires you to describe the interests of all participants in
        this solicitation, whether by share ownership or otherwise. Please expand the
        consent statement to describe in detail all possible interests of the participants in
        this solicitation not shared in common with all other shareholders. That is, in what
        ways could the participants be impacted by this solicitation as a result of their
        interests other than share ownership in Ceridian? We note for example that
        investment funds managed by Pershing Square Capital Management, L.P. may
        identify and participate in one of several types of "value-maximizing alternatives"
        for the Company that you or Lazard Freres & Co. LLC ("Lazard") may identify.
        In this capacity, could Pershing benefit from a transaction involving Ceridian in
        some way not common to all shareholders? What do you mean by the statement
        (at the bottom of page 7) that Pershing may "participate in sponsoring" an
        alternative transaction? Please explain.

3.   In several places throughout your soliciting materials, including in the letter to
        shareholders and in the body of the proxy statement, you note that you have
        retained Lazard as your financial advisor to "assist… in pursuing alternative
        transactions." In an appropriate section of the proxy statement, summarize
        Lazard's efforts to date. While we note that you have undertaken to update
        shareholders on the results of the Lazard search for alternative transactions "as
        soon as practicable," it appears from the disclosure in the proxy statement that the
        review process is well underway and that his information is critical, where you are
        soliciting against the merger transaction recommended by the Ceridian Board. For
        example, on page 7 of the proxy statement where you reproduce excerpts from
        your June 13, 2007 letter to Ceridian shareholders, you state that "[s]ince the
        announcement of the current deal, we have received expressions of interests from
        both strategic buyers and financial sponsors who are interested in pursuing a
        variety of possible transactions."

4.   See our last comment above. While we believe it is appropriate to update the
        proxy statement to include a summary of the efforts of your financial advisor to
        date, please include appropriate cautionary language regarding the possibility that
        you may not be able to identify a more advantageous transaction for Ceridian that
        will result in shareholders receiving more than the currently-proposed $36 per
        share.

Cover Page

5.   Clearly identify all participants in the solicitation on the cover page of the proxy statement. It is not clear from the footnote at the bottom of the page whether all of the named individuals and entities are considered participants as defined in the Instruction 3 to Item 4 of Schedule 14A. In addition, it does not list all of the current nominees and Mr. Porter, who you say you will appoint to the board if your nominees are elected and can expand its size.

6.   On the cover page, briefly describe the business of the Pershing Square Funds. For example, are they private equity or hedge funds? Investment advisors? Be brief but provide enough information for shareholders to get a sense of the Pershing Square Funds' relationship to the company and its investment therein.

Proposal 1: The Merger

7.   Your opposition to the Company's proposed merger is premised on the fact that you do not believe the $36 per share price to be paid in that transaction realizes Ceridian's "intrinsic value." We are concerned that your proxy materials do not adequately describe the basis for your belief that the $36 per share merger consideration substantially undervalues the Company. In particular, we note that you have not described any valuation analyses performed by Lazard, nor have you described the material assumptions that underlie your projected valuation of the Company. Please revise the proxy statement to provide adequate support for your assertions as to the per share value of Ceridian, consistent with the SEC's guidance as set forth in Release No. 34-16833 (May 23, 1980).

Proposal 2: Election of Directors

8.   Revise the disclosure here to make clear that the allegations made in the bullet points represent your beliefs rather than statements of facts. In addition, revise to present a basis for the beliefs expressed. See Rule 14a-9 of Regulation 14A.

9.   If your nominees are elected to the board, will this trigger change of control or other severance payments for Ceridian management? If so, please quantify the amounts that would or could be owed to such individuals and under what circumstances.

10.   Expand your discussion of your nominees' intentions with respect to the management of Ceridian if they are elected to the board. For example, do they intend to replace any members of existing management? In this regard, we note that you have been critical of the appointment of Mr. Mcfarlane as Ceridian's Chief Financial Officer. See DFAN14A filed March 13, 2007. Will your nominees focus on engaging in an extraordinary transaction involving Ceridian?

Or will they pursue the spin-off of the Company's separate business lines? Describe your nominees' short-term and long-term goals for the Company.

11.   Refer to our last comment above. We note that you have been critical of the Company's actions in terminating or (as you allege) alienating certain key members of management. If elected, disclose any plans your nominees have with respect to brining back members of management who have left Ceridian. In this regard, we note the statements in the press release filed as an exhibit to the DFAN14A you filed on March 13, 2007, to the effect that you would like Mr. Neve to serve in an advisory function with respect to the Company if your nominees are elected.

Advance Nomination of Directors, page 5

12.   In the first paragraph on page 6, explain why after receiving the Company's letter dated January 22, 2007, you "now believed that the relationship between the incumbent board and Ceridian's key officers {was] far more tenuous than [you] had previously understood." Management's January 22, 2007 letter seems to reiterate its support for Mr. Crow and doesn't mention other officers, so it is not clear to us how you reached this conclusion.

Pursuit of a Potential Compromise, page 6

13.   Describe the details of the compromise offered by Mr. Ackman to representatives of Greenhill in a telephone conversation on February 13, 2007.

14.   The disclosure at the bottom on page 6 indicates that in February 2007, you spoke with a number of the Company's large stockholders regarding your solicitation, and that they "strongly encouraged you to proceed with the proxy contest." In your response letter, tell us whether such contacts amounted to soliciting under the definition in Rule 14a-1(l). Why or why not? If these communications represented soliciting activities, identify the exemption upon which you relied to solicit before the filing of a proxy statement. In this regard, we note that you chose to file the letter from Relational Investors to Ceridian dated February 2, 2007 (on which you were copied) as soliciting materials filed on February 5, 2007.

15.   See our last comment above. In the revised proxy statement, identify the shareholders with whom you have contacts and generally describe the substance and form of your communications.

16.   On page 8, you refer to a letter you sent Ceridian management on June 14, 2007 whereby you described certain alternative transactions you were pursuing for the Company. We believe this letter should be described to make the textual references complete.

Record Date, Vote Required and Votes per Share, page 15

17.   In several places in the proxy statement and in the letter to shareholders, you state
        that you reserve the right not to appear at the meeting to vote the proxies you have
        received, presumably in order to prevent a quorum. While you may be free to
        decide not to vote your own shares, we do not believe this is permitted under
        Regulation 14A as to shares for which you hold proxies. Please revise. If you
        disagree, please cite to relevant authority that you believe permits such use of
        proxies.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings reviewed by the staff to be certain that they have provided all information
investors require for an informed voting decision. Since the filing persons are in
possession of all facts relating to the relevant disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement
from each participant in this solicitation acknowledging that:

- such participant is responsible for the adequacy and accuracy of the
  disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do
  not foreclose the Commission from taking any action with respect to the
  filing; and

- such participant may not assert staff comments as a defense in any
  proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

                              *   *   *   *

Please amend your filings in response to these comments. You may wish to provide us
with black-lined copies of the revised consent solicitation statement to expedite our review.
Please furnish a cover letter with your amended filing that keys your responses to our
comments and provides any requested supplemental information. Please file such letter on
EDGAR. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amended filings and responses to our comments. If you have any questions, please do not hesitate to contact me at (202) 551-3263.

Sincerely,

Christina Chalk
Special Counsel
Office of Mergers and Acquisitions